UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number 001-14622

CGG

(Translation of registrant’s name into English)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On June 14, 2017, CGG announced that it and certain of its subsidiaries had commenced legal proceedings to implement a comprehensive financial restructuring, including the commencement of Chapter 11 cases by certain of its subsidiaries (the “Chapter 11 Debtors”) in the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).

Today, CGG announces that on August 29, 2017, the Bankruptcy Court approved the adequacy of the disclosure statement that was filed by the Chapter 11 Debtors in the Chapter 11 cases and the solicitation and notice procedures with respect to confirmation of the Joint Chapter 11 Plan of Reorganization of CGG Holding (U.S.) Inc. and Certain Affiliates. The disclosure statement that was approved by the Bankruptcy Court, together with all exhibits, is attached hereto as Exhibit 99.1.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-166250, NO. 333-173638, NO. 333-188120, NO. 333-197785, NO. 333-210768 AND NO. 333-212796) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

C G G
(Registrant)

By:	/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman
Chief Financial Officer

 Date: August 30, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1	Disclosure Statement Soliciting Acceptances of a Plan of Reorganization.